Filed by TurnWorks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836



         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and neither Aloha Holdings nor TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in the preliminary joint proxy statement/prospecutus filed with the Securities and Exchange Commission by Aloha Holdings and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings has filed a preliminary joint proxy statement/prospectus, and will be filing a definitive joint proxy statement/prospectus and other relevant documents, concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these documents as they become available free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Filings with the SEC by Aloha Holdings are located under the name of the registrant, "TurnWorks Acquisition III, Inc." In addition, documents filed with the SEC by Hawaiian Airlines, Inc. may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS IS SUBJECT TO CHANGE. INVESTORS AND SECURITYHOLDERS SHOULD READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

THE FOLLOWING IS A TRANSCRIPT OF A PRERECORDED VOICE MESSAGE FROM GREGORY D. BRENNEMAN MADE AVAILABLE TO EMPLOYEES OF HAWAIIAN AND ALOHA FOR THE WEEK OF FEBRUARY 25, 2002.

Hi, this is Greg with the voicemail update for the week of February 25th. This past week was a busy one. I visited Kauai, spoke to a smart group of MBA students at the University of Honolulu, met with the Hawaii Convention and Visitors Bureau Board, spoke to business leaders in Oahu and spent time with the State Attorney General and the Department of Justice on approval of the merger. I also met with several of our key political leaders including the Governor, Senator Akaka, Congressman Abercrombie and several State Representatives. We very much appreciate all the thoughts and comments of our political leaders. We're integrating many of these ideas into the plans for our new airline. We're also making good progress on the financing plans of our new airline. While there is nothing to report yet, it is very gratifying to see how our vendors and financial partners are willing to support our merger with their capital. They're betting on you and the great job that you do everyday. Both the Hawaiian and Aloha boards are meeting this week to review our progress. I know they'll be pleased with all your efforts. In addition, all of your union representatives are meeting this week to continue to work on merging the seniority list and combining the contract. I think they're doing a good job representing you. It has been fun to visit with you during my travels around the system. I look forward to completing this merger and working with you to build our airline. Many of you may have tried to call in early this morning on Monday morning. We were having some technical problems with the system. So if you haven't received a response yet to messages you've left or had trouble dialing in, I apologize for that and we're working on fixing it. If you'd like more information on the merger you can always go look at the SEC documents we filed including the S-4, which was filed last week on the SEC's website. I'm proud to be on your team. Thank you.